Filed pursuant to Rule 424(b)(1)
Registration No. 333-180410

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus do not constitute an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted

SUBJECT TO COMPLETION, DATED APRIL 9, 2012

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated March 28, 2012)

9,900,000 Shares

PPL Corporation

Common Stock

Morgan Stanley & Co. LLC and Merrill Lynch International, acting as forward counterparties, will borrow from third parties and sell to the underwriters 9,900,000 shares of our common stock for sale in this offering. If the forward counterparties determine, in their commercially reasonable judgment, that they are unable to borrow and deliver for sale, on the anticipated closing date of this offering, such number of shares of our common stock, or if the forward counterparties determine, in good faith and in a commercially reasonable manner, either that it is impracticable to do so or that they would incur a stock loan cost of more than a specified amount to do so, then the number of shares of our common stock for sale in this offering shall be reduced to such number of shares of our common stock that the forward counterparties are able to borrow and deliver for sale on the anticipated closing date of this offering. We will not receive any proceeds from the sale of shares in this offering by the forward counterparties.

In connection with this offering, we expect to enter into a forward sale agreement with each of Morgan Stanley & Co. LLC and Merrill Lynch International, acting as forward counterparties. The forward sale agreements will cover in the aggregate a number of shares of common stock equal to the number of shares that the forward counterparties have borrowed from third parties and sold to the underwriters for sale in this offering. If we elect to physically settle a forward sale agreement, we will issue shares to the applicable forward counterparty and receive from such forward counterparty a cash amount per share equal to the public offering price per share, less the underwriting discount, subject to certain adjustments pursuant to the applicable forward sale agreement. We will only receive the cash proceeds described above if we elect to physically settle the forward sale agreements. However, we may, in certain circumstances, elect to cash or net share settle all or any portion of the forward sale agreements. See “Underwriting — Forward Transactions” for a description of the forward sale agreements.

The underwriters have agreed to purchase the shares of common stock at a price of $             per share, which would result in $             of proceeds to us before expenses if we elect to physically settle the forward agreements at such purchase price. The underwriters may offer the shares of common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

Our common stock is listed on the New York Stock Exchange under the symbol “PPL”. The last reported sale price of our common stock on April 5, 2012, the last practicable trading day prior to the date of this prospectus supplement, was $27.63 per share.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement, page 4 of the accompanying prospectus and in Item 1A in our Annual Report on Form 10-K for the year ended December 31, 2011.

The underwriters have been granted a 30-day option from the date of this prospectus supplement to purchase directly from the forward counterparties, who will borrow from third parties and sell to the underwriters, up to 1,485,000 shares of our common stock at the public offering price, less the underwriting discount and the per share amount of certain dividends or distributions payable on the shares originally sold in this offering, to cover over-allotments. If the underwriters exercise their over-allotment option, we will enter into additional forward sale agreements with the forward counterparties in respect of the number of shares so borrowed and sold by the forward counterparties. If the forward counterparties determine, in their commercially reasonable judgment, that they are unable to borrow and deliver for sale, on the anticipated closing date of the over-allotment option, the number of shares of our common stock in respect of which the underwriters’ over-allotment option was exercised, or if the forward counterparties determine, in good faith and in a commercially reasonable manner, either that it is impracticable to do so or that they would incur a stock loan cost of more than a specified amount to do so, then the number of shares of our common stock in respect of which the underwriters’ over-allotment option was exercised shall be reduced to such number of shares of our common stock that the forward counterparties are able to borrow and deliver for sale on the anticipated closing date of the over-allotment option, and the number of shares underlying the additional forward sale agreements will be reduced by the same number of shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about April    , 2012.

Joint Book-Running Managers

Morgan Stanley	BofA Merrill Lynch

The date of this prospectus supplement is April    , 2012.

We have authorized only the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, and any free writing prospectus to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with different or additional information and you should not assume we have verified any such information and we take no responsibility for it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date after the date of this prospectus supplement.

As used in this prospectus supplement, the terms “we,” “our,” “us,” “the Company” and “PPL” refer to PPL Corporation.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a registration statement that PPL Corporation has filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf process, we are offering to sell our common stock, using this prospectus supplement and the accompanying prospectus. This prospectus supplement describes the specific terms of this offering. The accompanying prospectus and the information incorporated by reference therein describe our business and give more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. You should read this prospectus supplement together with the accompanying prospectus before making a decision to invest in our common stock. If the information in this prospectus supplement or the information incorporated by reference in this prospectus supplement is inconsistent with the accompanying prospectus, the information in this prospectus supplement or the information incorporated by reference in this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

Certain affiliates of PPL Corporation, specifically PPL Capital Funding Inc., PPL Energy Supply, LLC, PPL Electric Utilities Corporation, LG&E and KU Energy LLC, Louisville Gas and Electric Company and Kentucky Utilities Company have also registered their securities on the “shelf” registration statement referred to above.

S-ii

WHERE YOU CAN FIND MORE INFORMATION

Available Information

PPL Corporation files reports and other information with the SEC. You may obtain copies of this information by mail from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

PPL Corporation maintains an Internet Web site at www.pplweb.com. On the Investor Center page of that Web site, PPL Corporation provides access to its SEC filings free of charge, as soon as reasonably practicable after filing with the SEC. The information on PPL Corporation’s Web site is not incorporated in this prospectus supplement by reference, and you should not consider it a part of this prospectus supplement. PPL Corporation’s filings are also available at the SEC’s Web site (www.sec.gov).

We have filed with the SEC a registration statement on Form S-3 with respect to the securities offered hereby. This prospectus supplement does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered hereby, reference is made to the registration statement.

PPL Corporation common stock is listed on the New York Stock Exchange (“NYSE”) (symbol: PPL), and proxy statements, reports and other information concerning PPL Corporation can be inspected at its offices at Two North Ninth Street, Allentown, Pennsylvania 18101-1179.

Incorporation by Reference

PPL Corporation will “incorporate by reference” information into this prospectus supplement by disclosing important information to you by referring you to another document that it files separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede that information. This prospectus supplement incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about PPL Corporation.

SEC Filings	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2011 filed with the SEC on February 28, 2012

Definitive Proxy Statement on Schedule 14A	Year ended December 31, 2011 filed with the SEC on April 3, 2012

Current Reports on Form 8-K	January 18, 2012, January 31, 2012, February 1, 2012, February 27, 2012 (first filing, SEC film no. 001-11459, Item 1.01 only), February 29, 2012, March 27, 2012, March 28, 2012 and March 29, 2012.

Additional documents that PPL Corporation files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), between the date of this prospectus supplement and the termination of this offering of common stock are also incorporated herein by reference. Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we have furnished or may from time to time furnish with the SEC is or will be incorporated by reference into, or otherwise included in, this prospectus supplement.

S-iii

PPL Corporation will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus supplement has been delivered, a copy of any and all of its filings with the SEC. You may request a copy of these filings by writing or telephoning PPL Corporation at:

Two North Ninth Street

Allentown, Pennsylvania 18101-1179

Attention: Investor Services Department

Telephone: 1-800-345-3085

S-iv

FORWARD LOOKING INFORMATION

Statements contained in or incorporated by reference into this prospectus supplement concerning expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical fact are “forward-looking statements” within the meaning of the federal securities laws. Although we believe that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to be correct. Forward-looking statements are subject to many risks and uncertainties, and actual results may differ materially from the results discussed in forward-looking statements. In addition to the specific factors discussed in “Risk Factors” set forth in this prospectus supplement, in the accompanying prospectus and in Item 1A in our Annual Report on Form 10-K for the year ended December 31, 2011, the following are among the important factors that could cause actual results to differ materially from the forward-looking statements.

•	fuel supply cost and availability;

•	continuing ability to recover fuel costs and environmental expenditures in a timely manner at LG&E (as defined below) and KU (as defined below), and natural gas supply costs at LG&E;

•	weather conditions affecting generation, customer energy use and operating costs;

•	operation, availability and operating costs of existing generation facilities;

•	the length of scheduled and unscheduled outages at our generating facilities;

•	transmission and distribution system conditions and operating costs;

•	potential expansion of alternative sources of electricity generation;

•	potential laws or regulations to reduce emissions of “greenhouse” or other gases or by-products, or the physical effects of climate change;

•	collective labor bargaining negotiations;

•	the outcome of litigation against PPL and its subsidiaries;

•	potential effects of threatened or actual terrorism, war or other hostilities, or natural disasters;

•	the commitments and liabilities of PPL and its subsidiaries;

•	market demand and prices for energy, capacity, transmission services, emission allowances, renewable energy credits and delivered fuel;

•	competition in retail and wholesale power and natural gas markets;

•	liquidity of wholesale power markets;

•	defaults by counterparties under energy, fuel or other power product contracts;

•	market prices of commodity inputs for ongoing capital expenditures;

•	capital market conditions, including the availability of capital or credit, changes in interest rates and certain economic indices, and decisions regarding capital structure;

S-v

•	stock price performance of PPL Corporation;

•

volatility in the fair value of debt and equity securities and its impact on the value of assets in the nuclear plant decommissioning trust funds of PPL Susquehanna, LLC and in defined benefit plans, and the potential cash funding requirements if fair value declines;

•	interest rates and their effect on pension, retiree medical, and nuclear decommissioning liabilities, and interest payable on certain debt securities;

•	volatility in or the impact of other changes in financial or commodity markets and economic conditions;

•	the profitability and liquidity, including access to capital markets and credit facilities, of PPL and its subsidiaries;

•	new accounting requirements or new interpretations or applications of existing requirements;

•	changes in securities and credit ratings;

•	foreign currency exchange rates;

•

current and future environmental conditions, regulations and other requirements and the related costs of compliance, including environmental capital expenditures, emission allowance costs and other expenses;

•	legal, regulatory, political, market or other reactions to the 2011 incident at the nuclear generating facility at Fukushima, Japan, including additional Nuclear Regulatory Commission requirements;

•	political, regulatory or economic conditions in states, regions or countries where PPL or its subsidiaries conduct business;

•	receipt of necessary governmental permits, approvals and rate relief;

•	new state, federal or foreign legislation, including new tax, environmental, healthcare or pension-related legislation;

•	state, federal and foreign regulatory developments;

•

the outcome of any rate cases by PPL Electric Utilities Corporation at the Pennsylvania Public Utility Commission or the Federal Energy Regulatory Commission, by LG&E at the Kentucky Public Service Commission, by KU at the Kentucky Public Service Commission, Virginia State Corporation Commission or the Federal Energy Regulatory Commission, or by WPD (as defined below) at the Office of Gas and Electricity Markets in the United Kingdom;

•	the impact of any state, federal or foreign investigations applicable to PPL and its subsidiaries and the energy industry;

•	the effect of any business or industry restructuring;

•	development of new projects, markets and technologies;

•	performance of new ventures; and

S-vi

•

business dispositions or acquisitions and our ability to successfully operate such acquired businesses and realize expected benefits from business acquisitions, including PPL’s 2011 acquisition of WPD Midlands (as defined below) and 2010 acquisition of LG&E and KU Energy LLC.

Any such forward-looking statements should be considered in light of such important factors and in conjunction with other documents of PPL on file with the SEC.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for PPL to predict all such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and PPL undertakes no obligation to update the information contained in such statement to reflect subsequent developments or information.

S-vii

SUMMARY

The following summary contains information about the offering of the common stock. It does not contain all of the information that may be important to you in making a decision to purchase the common stock. For a more complete understanding of PPL Corporation and the offering of the common stock, we urge you to read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein carefully, including the “Risk Factors” sections and our financial statements and the notes to those financial statements.

PPL Corporation

PPL Corporation, headquartered in Allentown, PA, is an energy and utility holding company that was incorporated in 1994. Through its subsidiaries, PPL owns or controls nearly 19,000 megawatts (“MW”) of generating capacity in the United States, sells energy in key U.S. markets and delivers electricity and natural gas to approximately 10.5 million customers in the United States and the United Kingdom. We believe we benefit from a highly regulated business mix with significant scale, positioned in attractive regulated and competitive markets, with visible growth opportunities while preserving the value of our well-positioned competitive generation fleet. Our principal subsidiaries are shown below:

Regulated Operations

PPL Electric Utilities

PPL Electric Utilities Corporation (“PPL Electric”) serves approximately 1.4 million customers in Pennsylvania as of December 31, 2011 and enjoys attractive rate base investment opportunities to support its infrastructure and maintain reliability. PPL Electric’s rate base is expected to grow by approximately $2.2 billion between 2011 and 2016, with an estimated compound annual growth rate of approximately 6% in its distribution rate base and approximately 22% in its transmission rate base. PPL Electric’s transmission development projects include the construction of the 150-mile, 500 kV Susquehanna-Roseland transmission line that is part of Pennsylvania-New Jersey-Maryland’s (“PJM”) Regional Transmission Expansion Program. PPL Electric’s portion of the line is expected to cost $500 million. The FERC tariff for this project includes an approved 12.93% return on equity (“ROE”).

LG&E and KU

Louisville Gas and Electric Company (“LG&E”) and Kentucky Utilities Company (“KU”) are vertically integrated utility companies. LG&E provides electric service to approximately 394,000 customers in Kentucky and provides natural gas service to approximately 319,000 customers in Kentucky as of December 31, 2011. KU provides electric service to approximately 541,000 customers in Kentucky and Virginia as of December 31, 2011. The utilities have among the lowest operating costs in the United States and overall rates that are among the lowest rates in the nation, with 2011 electric retail rates 29% below the regional average and 28% below the overall U.S. average, according to the Edison Electric Institute. Regulatory mechanisms in Kentucky provide for timely recovery of and on approved environmental investments, as well as timely recovery for fuel costs and gas supply. LG&E and KU’s rate base is expected to grow by approximately $3.7 billion between 2011 and 2016, with an estimated compound annual growth rate of approximately 9.6%.

PPL Global, LLC

PPL Global, LLC, an indirect wholly owned subsidiary of PPL, engages in the operation of electricity distribution businesses in the United Kingdom principally through Western Power Distribution (“WPD”) and its four operating subsidiaries, Western Power Distribution (South West) plc (“WPD South West”), Western Power Distribution (South Wales) plc (“WPD South Wales”), Western Power Distribution (East Midlands) plc (“WPD East Midlands”) and Western Power Distribution (West Midlands) plc (“WPD West Midlands”). PPL acquired WPD East Midlands and WPD West Midlands on April 1, 2011. We refer to each operating subsidiary as a “Distribution Network Operator,” or “DNO”.

Each DNO is licensed by the U.K. government to provide electricity distribution services within its concession areas and service territories, subject to certain conditions and obligations. For instance, each DNO is subject to governmental regulation of the prices it can charge and the quality of service it must provide, and each DNO can be fined or have its licenses revoked if it does not meet the mandated standard of service.

Each DNO operates under distribution licenses and price controls regulated by the U.K. regulator, the Office of Gas and Electricity Markets (“Ofgem”). The price control formula that governs each DNO’s allowed revenue is normally determined every five years. Ofgem completed its most recent distribution price control review in December 2009 for the five-year period from April 1, 2010 through March 31, 2015. The majority of WPD’s revenue is derived from the delivery of electricity to end-users. However, WPD’s customers are the energy suppliers to those end-users.

WPD South West

WPD South West, an indirect wholly owned subsidiary of PPL Global, LLC, is the regulated distributor of electricity in the southwest area of England. WPD South West’s principal activity is the distribution of electricity to industrial, commercial and domestic customers within its regulated area.

WPD South West’s distribution license authorizes it to distribute electricity in Great Britain with additional obligations in the southwest England area covering approximately 5,560 square miles as of November 30, 2011, extending from Bristol and Bath in the northeast, southwest along the peninsula to Land’s End and beyond to the Isles of Scilly. As a result, it serves a diverse customer base including rural communities and the large metropolitan areas of Bristol, Bath and Plymouth. WPD South West’s network, which consists of approximately 13,701 miles of underground cables and 17,544 miles of overhead lines as of November 30, 2011, distributed 14,371 gigawatt hours of electricity in the year ended November 30, 2011 to approximately 1.6 million end customers.

WPD South Wales

WPD South Wales, an indirect wholly owned subsidiary of PPL Global, LLC, is the regulated distributor of electricity in south Wales. WPD South Wales’ principal activity is the distribution of electricity to industrial, commercial and domestic customers within its regulated area.

WPD South Wales’ distribution license authorizes it to distribute electricity in Great Britain with additional obligations in south Wales over an area covering approximately 4,450 square miles as of November 30, 2011, including such areas as the Brecon Beacons National Park to the north and the city of Cardiff in the south. As a result, it serves a diverse customer base including rural communities and the large metropolitan areas such as Cardiff and Swansea. WPD South Wales’ network, which consists of approximately 10,642 miles of underground cables and 11,251 miles of overhead lines as of November 30, 2011, distributed 11,973 gigawatt hours of electricity in the year ended November 30, 2011 to approximately 1.1 million end customers.

WPD East Midlands

WPD East Midlands, an indirect wholly owned subsidiary of PPL Global, LLC, is the regulated distributor of electricity in the east Midlands area of England. WPD East Midlands’ principal activity is the distribution of electricity to industrial, commercial and domestic customers within its regulated area.

WPD East Midlands’ distribution license authorizes it to distribute electricity in Great Britain with additional obligations in the East Midlands over an area covering approximately 6,290 square miles as of November 30, 2011, extending from the Lincolnshire coast to the outskirts of Coventry, and from Milton Keynes in the south to the Derbyshire Peak District in the north. As a result, it serves a diverse customer base including rural communities and the large metropolitan areas on the M1 motorway corridor such as Nottingham, Derby, Northampton and Rugby. WPD East Midlands’ network, which consists of approximately 30,887 miles of underground cables and 13,759 miles of overhead lines as of November 30, 2011, distributed 9,753 gigawatt hours of electricity for the eight month period ended November 30, 2011 to approximately 2.5 million end customers.

WPD West Midlands

WPD West Midlands, an indirect wholly owned subsidiary of PPL Global, LLC, is the regulated distributor of electricity in the west Midlands area of England. WPD West Midlands’ principal activity is the distribution of electricity to industrial, commercial and domestic customers.

WPD West Midlands’ distribution license authorizes it to distribute electricity in Great Britain with additional obligations in the west Midlands over an area covering approximately 5,170 square miles as of November 30, 2011, extending from the outskirts of Bristol in the south to Staffordshire in the north and from approximately the M6 motorway to the Welsh boundary. As a result, it serves a diverse customer base including rural communities and England’s second largest city, Birmingham. WPD West Midlands’ network, which consists of approximately 24,525 miles of underground cables and 14,918 miles of overhead lines as of November 30, 2011, distributed 9,062 gigawatt hours of electricity for the eight month period ended November 30, 2011 to approximately 2.6 million end customers.

Competitive Electricity Generation Operations

PPL Energy Supply

PPL Energy Supply owns a highly attractive baseload-oriented competitive generation portfolio, consisting of highly efficient gas, nuclear, hydro and coal assets. Our well-controlled coal and nuclear fleet accounted for a total of 61% of 2011 installed capacity and 75% of 2011 generation. Our hydro expansion projects are expected to add an additional 156 MW by 2013. Approximately 53% of our current generation output emits low or no carbon dioxide. The underlying value of PPL Energy Supply is strongly and positively correlated to a recovery in natural gas prices because gas-fired generation generally establishes the marginal clearing price for electricity in the PJM Regional Transmission Interconnection Area where PPL Energy Supply has significant generation capacity. PPL Energy Supply’s disciplined multi-year hedging program is designed to mitigate against further weakness in energy prices in the near term. As of January 31, 2012, expected baseload volumes are hedged 95-99% for 2012, 80-84% for 2013 and 14-18% for 2014.

Recent Developments

PPL Electric Rate Increase

On March 30, 2012, PPL Electric asked the Pennsylvania Public Utility Commission to approve an annual revenue increase of about $104.6 million, or about 2.9%, for distribution service. The requested increase would allow the Company to recover the costs associated with recent capital investments in its distribution system, the major 2011 storms, and its continued support of electric choice and consumer education. If approved, the requested increase would likely take effect January 1, 2013.

THE OFFERING

Issuer	PPL Corporation, a Pennsylvania corporation.

Common stock offered by this prospectus supplement (1)	9,900,000 shares (or 11,385,000 shares if the underwriters’ over-allotment option is exercised in full).

Over-allotment option	1,485,000 shares.

Common stock to be outstanding after this offering (2)	579,520,037 shares (or 579,520,037 shares if the underwriters’ over-allotment option is exercised in full).

Common stock to be outstanding after settlement of forward sale agreements, assuming full physical settlement (2)(3)

589,420,037 shares (or 590,905,037 shares if the underwriters’ over-allotment option is exercised in full). Unless the context requires otherwise, the term “forward sale agreements” as used in this prospectus supplement includes any additional forward sale agreement that we enter into in connection with the exercise by the underwriters of their over-allotment option.

(1)	Unless otherwise specified in this prospectus supplement, we assume that the forward counterparties will borrow from third parties and sell to the underwriters all the shares of our common stock that are being offered pursuant to this prospectus supplement. However, if the forward counterparties determine, in their commercially reasonable judgment, that they are unable to borrow and deliver for sale, on the anticipated closing date of this offering, such number of shares of our common stock, or if the forward counterparties determine, in good faith and in a commercially reasonable manner, either that it is impracticable to do so or that they would incur a stock loan cost of more than a specified amount to do so, then the number of shares of our common stock for sale in this offering shall be reduced to such number of shares of our common stock that the forward counterparties are able to borrow and deliver for sale on the anticipated closing date of this offering, and the number of shares of our common stock underlying the forward sale agreements will be reduced by the same number of shares. See “Underwriting—Forward Transactions” for a description of the forward sale agreement.

(2)	Based on the number of our issued and outstanding shares of common stock as of March 31, 2012, and assumes that the forward counterparties borrow from third parties and sell to the underwriters all the shares being offered pursuant to this prospectus supplement. Unless we indicate otherwise, the number of shares of our common stock to be outstanding after this offering excludes (i) 38,636,665 shares of common stock issuable upon the settlement under the equity units issued in April 2011 (excluding up to 9,972,455 additional shares issuable upon a fundamental change, subject to further anti-dilution adjustments) and (ii) 47,915,900 shares of common stock issuable upon the settlement of the equity units issued by us in June 2010 (excluding up to 9,262,100 additional shares issuable upon a fundamental change, subject to further anti-dilution adjustments).

(3)	This number assumes that the forward sale agreements are physically settled in whole by our issuance and delivery, to the forward counterparties, of 9,900,000 shares of our common stock (or 11,385,000 shares of our common stock, if the underwriters fully exercise their over-allotment option).

Use of proceeds	We will not initially receive any proceeds from the sale of the shares of our common stock by the forward counterparties to the underwriters as described in this prospectus supplement.

We expect to enter into forward sale agreements with each of the forward counterparties. We may receive cash or shares of our common stock upon settlement of the forward sale agreements depending on the relevant settlement method, the time of settlement, market interest rates and, if applicable under cash or net share settlement, the price of our common stock during the period in which the forward counterparties (or affiliates thereof) unwind their hedge positions with respect to the forward sale agreements. Settlement will occur on one or more dates specified by us under the initial forward sale agreements within 12 months after the date of this prospectus supplement. If the underwriters exercise their over-allotment option, we will enter into additional forward sale agreements with each of the forward counterparties, the settlement of which will occur 15 months after the date of this prospectus supplement. Assuming that the forward sale agreements are physically settled in whole based on the assumed initial forward sale price of $         per share (the public offering price of our common stock in this offering, less the underwriting discount), we expect to receive, upon settlement, proceeds of approximately $         million (or $         million if the underwriters’ over-allotment option is exercised in full and we enter into additional forward sale agreements with the forward counterparties in connection with all the shares in respect of such exercise (assuming no adjustment to the initial forward sale price pursuant to the terms of the forward sale agreements)). The forward sale price per share is subject to adjustment pursuant to the applicable forward sale agreement, and the actual amount of cash or shares of our common stock payable or deliverable to us, if any, upon settlement of the forward sale agreements will be calculated as described in this prospectus supplement. Unless the federal funds rate increases substantially before the settlement of the forward sale agreements, we expect to receive less than the initial forward sale price per share upon physical settlement of the forward sale agreement. See “Underwriting—Forward Transactions” for a description of the forward sale agreement.

We intend to use any net proceeds that we receive upon physical settlement of the forward sale agreements and the additional forward sale agreements, if any, to make capital contributions to our subsidiaries, to repay short-term debt obligations and for other general corporate purposes. See “Use of Proceeds.”

Accounting treatment

Prior to its settlement, the forward sale agreements will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share for a fiscal period is deemed to be increased by the excess, if any, of the number of shares that would be issued upon physical settlement of the forward sale agreements less the number of shares that could be purchased by us in the market (based on the average market price during that fiscal period) using the proceeds receivable upon settlement (based on the adjusted forward sale price at the end of that fiscal period).

Accordingly, before physical or net share settlement of the forward sale agreements, and subject to the occurrence of certain events, we anticipate that the forward sale agreements will have limited dilutive effect on our earnings per share during periods when the applicable average market price per share of our common stock is above the per share adjusted forward sale price, which is initially $         (the public offering price less the underwriting discount). The forward sale price per share is subject to adjustment based on the federal funds rate less a spread and will be decreased by certain amounts on specified dates set forth in the forward sale agreement. If we decide to physically settle or net share settle the forward sale agreements, any delivery by us of shares of our common stock upon settlement would result in dilution to our earnings per share and return on equity.

Dividends

We have paid quarterly cash dividends on our common stock in every year since 1946. The annual dividends declared per share in each of 2011 and in 2010 were $1.40. In the first quarter of 2012, our board of directors increased our quarterly dividend to $0.36 from $0.35. Future dividends, declared at the discretion of our board of directors, will be dependent upon future earnings, cash flows and other factors.

Listing	Our common stock is listed on the New York Stock Exchange under the symbol “PPL”.

Conflicts of interest

All of the proceeds of this offering will be paid by the underwriters to the forward counterparties, which are affiliates of certain underwriters. As a result, the forward counterparties will receive more than 5% of the net proceeds of this offering, not including underwriting compensation. Accordingly, this offering is being made in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc.

Risk factors

An investment in our common stock involves various risks, and prospective investors should carefully consider the matters discussed under the caption entitled “Risk Factors” in this prospectus supplement, the accompanying prospectus and in Item 1A in our Annual Report on Form 10-K for the year ended December 31, 2011.

RISK FACTORS

Investing in our common stock involves a high degree of risk. In addition to the other information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein, you should consider carefully the following factors relating to us and our common stock before making an investment in our common stock offered hereby. In addition to the risk factors set forth below, please read the information included or incorporated by reference under “Risk Factors” in the accompanying prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2011. If any of the following risks or those incorporated by reference actually occur, our business, results of operations, financial condition, cash flows or prospects could be materially adversely affected, which in turn could adversely affect the trading price of our common stock. As a result, you may lose all or part of your original investment. You should carefully review the information in this prospectus supplement and the accompanying prospectus about these securities. As used in this section, “we,” “our,” “us,” “PPL” and the “Company” refer to PPL Corporation and not to any of its subsidiaries.

Risk Factors Relating to Our Common Stock

We have issued securities that contain provisions that could restrict our payment of dividends.

We and our subsidiaries currently have outstanding $2,607,500,000 principal amount of junior subordinated notes, and we and our subsidiaries may in the future issue additional junior subordinated notes or similar securities, that in certain circumstances, including the failure to pay current interest, would limit our ability to pay dividends on our common stock. While we currently do not anticipate that any of these circumstances will occur, no assurance can be given that these circumstances will not occur in the future.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under “Underwriting,” we are not restricted from issuing additional shares of our common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock. The market price of our common stock could decline as a result of sales of shares of our common stock or sales of such other securities made after this offering or the perception that such sales could occur.

The price of our common stock may fluctuate significantly.

The price of our common stock on the NYSE constantly changes. We expect that the market price of our common stock will continue to fluctuate.

Our stock price may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	periodic variations in our operating results or the quality of our assets;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance;

•	announcements of innovations, new products, strategic developments, significant contracts, acquisitions, divestitures and other material events by us or our competitors;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	future sales of our equity or equity-related securities; and

•	changes in U.S. and global financial markets and economies and general market conditions, such as interest or foreign exchange rates, stock, commodity or real estate valuations or volatility.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price regardless of our operating results.

Risk Factors Relating to this Offering

The settlement provisions contained in the forward sale agreements subject us to risks if certain events occur.

Each forward counterparty may accelerate settlement of any applicable forward sale agreement and require us to physically settle such forward sale agreement on a date of its choosing if:

•	in its commercially reasonable judgment, it or its affiliate either:

¡	is unable to hedge its exposure under any applicable forward sale agreement because of the lack of sufficient shares of our common stock being made available for borrowing by lenders; or

¡	would incur a cost to borrow shares of our common stock to hedge its exposure under any applicable forward sale agreement that exceeds a specified threshold;

•	we declare any distribution, issue or dividend to existing holders of our common stock with a record date occurring during the term of the forward sale agreement and payable in either:

¡	cash in excess of a specified amount (other than extraordinary dividends);

¡	securities of another company acquired or owned by us as a result of a spin-off or other similar transaction; or

¡	any other type of securities (other than our common stock), rights, warrants or other assets for payment at less than the prevailing market price, as determined by the forward counterparty;

•	certain ownership thresholds applicable to the forward counterparty are exceeded;

•

certain “Events of Default” or “Termination Events” (as defined in documentation published by the International Swaps and Derivatives Association, Inc.) occur, including, among other things, any material misrepresentation by us under any applicable forward sale agreement or certain bankruptcy or insolvency events relating to us; or

•

an event is announced that, if consummated, would result in an “Extraordinary Event” (as defined in any applicable forward sale agreement), including, among other things, certain mergers and tender offers, a change in law and certain events involving our nationalization or the delisting of our common stock.

A decision by either forward counterparty to accelerate settlement of any applicable forward sale agreement would be made regardless of our interests, including our need for capital. In the case of such an acceleration:

•

we could be required to issue and deliver shares of our common stock under the physical settlement provisions of any such forward sale agreement regardless of our capital needs or at a time that is earlier than when we would otherwise have elected to settle such forward sale agreement; and

•	we would no longer be permitted to elect that cash or net share settlement apply, which could result in dilution to our earnings per share and return on equity.

Except in certain circumstances, including those described above, we have the right to elect physical, cash or net share settlement under the forward sale agreements. Delivery of any shares upon physical settlement or net share settlement could result in dilution to our earnings per share and return on equity. If we elect cash or net share settlement, we would expect the applicable forward counterparty or one of its affiliates to purchase shares of our common stock in open market transactions over a period of time in connection with such settlement and its related hedge position. If the price at which such forward counterparty or its affiliate makes these purchases of our common stock exceeds the applicable forward sale price, then we would have to deliver, to such forward counterparty, a cash amount equal to the difference (in the case of cash settlement) or a number of shares with an equivalent value (in the case of net share settlement). Accordingly, we may have to deliver a substantial amount of cash or a substantial number of shares, which could result in dilution to our earnings per share and return on equity. Furthermore, these purchases of our common stock by such forward counterparty or its affiliate could increase the trading price of our common stock above the trading prices that would otherwise prevail. This, in turn, could increase the amount of cash, in the case of cash settlement, or the number of shares, in the case of net share settlement, we would owe, if any, to such forward counterparty upon settlement of such forward sale agreement. See “Underwriting—Forward Transactions” for information on the forward sale agreements.

USE OF PROCEEDS

We will not initially receive any proceeds from the sale of the shares of our common stock by the underwriters pursuant to this prospectus supplement.

Assuming that the forward sale agreements are physically settled in whole based on the assumed initial forward sale price of $         per share (the public offering price of our common stock in this offering, less the underwriting discount), we expect to receive, upon settlement, proceeds of approximately $         million (or $         million if the underwriters’ over-allotment option is exercised in full and we enter into an additional forward sale agreements with the forward counterparties in connection with all the shares in respect of such exercise (assuming no adjustment to the initial forward sale price pursuant to the terms of the forward sale agreements)). We expect to receive these proceeds on one or more dates specified by us under the initial forward sale agreements no later than 12 months after the date of this prospectus supplement. If the underwriters exercise their over-allotment option, we will enter into additional forward sale agreements with each of the forward counterparties, the settlement of which will occur 15 months after the date of this prospectus supplement. The forward sale price per share is subject to adjustment pursuant to the forward sale agreements, and the actual amount of cash or shares of our common stock payable or deliverable to us, if any, upon settlement of the forward sale agreements will be calculated as described in this prospectus supplement. Unless the federal funds rate increases substantially before the settlement of the applicable forward sale agreement, we expect to receive less than the initial forward sale price per share upon physical settlement of the forward sale agreements. In addition, if we elect to cash settle or net share settle the forward sale agreements, then we will not receive the full proceeds and we will instead be entitled to receive from, or be obligated to deliver to, the forward counterparties cash (in the case of cash settlement) or shares of our common stock (in the case of net share settlement). See “Underwriting—Forward Transactions” for a description of the forward sale agreements.

We intend to use any net proceeds that we receive upon any physical settlement of the forward sale agreements and the additional forward sale agreements, if any, to make capital contributions to our subsidiaries, to repay short-term debt obligations and for other general corporate purposes.

ACCOUNTING TREATMENT

Before any issuance of our common stock upon physical or net share settlement of the forward sale agreements, the forward sale agreements will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share for a fiscal period is deemed to be increased by the excess, if any, of the number of shares that would be issued upon physical settlement of the forward sale agreements less the number of shares that could be purchased by us in the market (based on the average market price during that fiscal period) using the proceeds receivable upon settlement (based on the adjusted forward sale price at the end of that fiscal period). Accordingly, before physical or net share settlement of the forward sale agreements, and subject to the occurrence of certain events, we anticipate there will be limited dilutive effect on our earnings per share, during periods when the average market price per share of our common stock is above the per share adjusted forward sale price. If we decide to physically settle or net share settle the forward sale agreements, any delivery of shares of our common stock upon settlement would result in dilution to our earnings per share and return on equity.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the NYSE under the symbol “PPL”. The following table sets forth on a per share basis the high and low sales prices for consolidated trading in our common stock as reported on the NYSE and dividends for the quarters indicated. The closing price of our common stock on April 5, 2012, the last practicable trading day prior to the date of this prospectus supplement, was $27.63.

	Price Range of Common Stock		Dividend Paid
	High	Low	per Share
Fiscal Year 2010
First Quarter	$32.77	$27.47	$0.35
Second Quarter	$28.80	$23.75	$0.35
Third Quarter	$28.00	$24.83	$0.35
Fourth Quarter	$28.14	$25.13	$0.35
Fiscal Year 2011
First Quarter	$26.98	$24.10	$0.35
Second Quarter	$28.38	$25.23	$0.35
Third Quarter	$29.61	$25.00	$0.35
Fourth Quarter	$30.27	$27.00	$0.35
Fiscal Year 2012
First Quarter	$29.83	$27.29	$0.36
Second Quarter (through April 5)	$28.44	$27.50	—

The number of registered shareholders of our common stock at March 31, 2012, was 68,476. We expect to continue our policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements, financial condition and any contractual restriction or restrictions that may be imposed by our existing or future debt instruments.

UNITED STATES FEDERAL INCOME AND

ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations.

Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period, and either our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or the non-U.S. holder owns or has owned a threshold amount of our common stock, as described below.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We have not determined whether we are a “United States real property holding corporation” for U.S. federal income tax purposes. If we are or become a “United States real property holding corporation,” so long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

U.S. Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under recently enacted legislation and administrative guidance, the relevant withholding agent may be required to withhold 30% of any dividends paid after December 31, 2013 and the proceeds of a sale of our common stock paid after December 31, 2014 to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements.

CERTAIN ERISA CONSIDERATIONS

Our common stock may be acquired by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and by individual retirement accounts or other plans, accounts or arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) (each, an “ERISA Plan”). A fiduciary of an ERISA Plan must determine that the purchase of our common stock is consistent with its fiduciary duties under ERISA. The fiduciary of an ERISA plan, as well as any other plan subject to Section 4975 of the Code or any laws that are similar to the prohibited transaction provisions of ERISA or the Code (“Similar Laws”), must also determine that its purchase of our common stock does not result in a non-exempt prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code or any applicable Similar Law. Each purchaser which is acquiring our common stock with the assets of an ERISA Plan or a plan, account or other arrangement which is subject to Similar Law (each, a “Plan,” and each Plan and ERISA Plan referred to herein a “Plan Investor”) will be deemed to have represented by its acquisition of our common stock that its acquisition of our common stock does not constitute or give rise to a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or to a violation of any applicable Similar Law. The sale of common stock to any Plan Investor is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plan Investors generally or any particular Plan Investor, or that such an investment is appropriate for Plan Investors generally or any particular Plan Investor.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing our common stock on behalf of, or with the assets of, any Plan Investor, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase of our common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated April     , 2012, the forward parties have agreed to borrow and sell to the underwriters named below, for whom Morgan Stanley & Co. LLC (“Morgan Stanley”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	9,900,000

The underwriting agreement provides that the underwriters are obligated to purchase, severally and not jointly, all the shares of common stock in the offering if any of these shares are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Forward Transactions

As noted above, the forward counterparties will borrow from third parties and sell to the underwriters in this offering 9,900,000 shares of our common stock. If the forward counterparties determine, in their commercially reasonable judgment, that they are unable to borrow and deliver for sale, on the anticipated closing date, the number of shares of our common stock set forth above, or if the forward counterparties determine, in good faith and in a commercially reasonable manner, either that it is impracticable to do so or that they would incur a stock loan cost of more than a specified amount to do so, then the number of shares of our common stock to which the forward sale agreements relates will be reduced to the number that the forward counterparties can so borrow and deliver or can so borrow and deliver at or below that specified cost (which could be no shares, in which case the forward sale agreements will not become effective).

We expect to enter into the initial forward sale agreements with each of Morgan Stanley & Co. LLC and Merrill Lynch International, as forward counterparties, relating to the issuance and sale by us, and the purchase by the forward counterparties, of an aggregate of 9,900,000 shares of our common stock.

The initial forward sale agreements generally provide for settlement on one or more settlement dates specified by us under the forward sale agreements within 12 months after the date of this prospectus supplement. With respect to any additional forward sale agreement that we may enter into in connection with the exercise of the underwriters’ over-allotment option, settlement will occur 15 months after the date of this prospectus supplement. On any settlement date, if we decide to physically settle a forward sale agreement, then we will issue and deliver shares of our common stock to the applicable forward counterparty at the then-applicable forward sale price. The forward sale price will initially be $             per share, which is the public offering price per share of our common stock less the underwriting discount per share. The forward sale agreements provide that the forward sale price will be adjusted on a daily basis based on a floating interest rate factor equal to the federal funds rate less a spread and will be decreased by certain amounts on specified dates set forth in the forward sale agreements. The interest rate factor adjustment will reduce the forward sale price on each day on which the federal funds rate for that day is less than the spread. As of the date of this prospectus supplement, the federal funds rate was less than the spread. The forward sale price will also be subject to decrease if the cost to the forward counterparty of borrowing shares of our common stock from third parties exceeds a specified amount.

Except under the circumstances described below, we have the right to elect physical, cash or net share settlement under any forward sale agreement. Although we expect to settle the forward sale agreements entirely by physical settlement, we may elect cash settlement or net share settlement for all or a portion of our obligations under a forward sale agreement, except as described below. For example, we may cash settle or net share settle if we have no current use for all or a portion of the proceeds we would receive upon physical settlement. If we elect cash or net share settlement, we would expect the applicable forward counterparty or one of its affiliates to purchase shares of our common stock in open market transactions over a period of time for delivery to stock lenders in order to close its short position (after taking into account, in the case of net share settlement, the shares, if any, that we would be required to deliver to such forward counterparty) and, if applicable in connection with net share settlement, to deliver shares to us. In connection with cash or net share settlement, if the price at which such forward counterparty or its affiliate purchases shares of our common stock in the open market exceeds the applicable forward sale price, then we would have to:

•	in the case of cash settlement, pay to the forward counterparty a cash amount equal to the difference; or

•	in the case of net share settlement, deliver to the forward counterparty a number of shares of our common stock having a market value equal to the difference.

Conversely, in connection with cash or net share settlement, if the price at which the applicable forward counterparty or its affiliate purchases shares of our common stock in the open market is less than the applicable forward sale price, then the forward counterparty would have to:

•	in the case of cash settlement, pay to us a cash amount equal to the difference; or

•	in the case of net share settlement, deliver to us a number of shares of our common stock having a market value equal to the difference.

Purchases of our common stock in open market transactions by a forward counterparty or its affiliate in connection with cash or net share settlement could increase the trading price of our common stock. This, in turn, could increase the amount of cash, in the case of cash settlement, or the number of shares of our common stock, in the case of net share settlement, we would owe, if any, to such forward counterparty upon settlement of the applicable forward sale agreement.

Each forward counterparty may accelerate settlement of any applicable forward sale agreement and require us to physically settle such forward sale agreement on a date of its choosing if:

•	in its commercially reasonable judgment, it or its affiliate either:

¡	is unable to hedge its exposure under any applicable forward sale agreement because of the lack of sufficient shares of our common stock being made available for borrowing by lenders; or

¡	would incur a cost to borrow shares of our common stock to hedge its exposure under any applicable forward sale agreement that exceeds a specified threshold;

•	we declare any distribution, issue or dividend to existing holders of our common stock with a record date occurring during the term of any applicable forward sale agreement and payable in either:

¡	cash in excess of a specified amount (other than extraordinary dividends);

¡	securities of another company acquired or owned by us as a result of a spin-off or other similar transaction; or

¡	any other type of securities (other than our common stock), rights, warrants or other assets for payment at less than the prevailing market price, as determined by the forward counterparty;

•	certain ownership thresholds applicable to the forward counterparty are exceeded;

•

certain “Events of Default” or “Termination Events” (as defined in documentation published by the International Swaps and Derivatives Association, Inc.) occur, including, among other things, any material misrepresentation by us under any applicable forward sale agreement or certain bankruptcy or insolvency events relating to us; or

•

an event is announced that, if consummated, would result in an “Extraordinary Event” (as defined in each forward sale agreement), including, among other things, certain mergers and tender offers, a change in law and certain events involving our nationalization or the delisting of our common stock.

A decision by either forward counterparty to accelerate settlement of any applicable forward sale agreement would be made regardless of our interests, including our need for capital, and could result in dilution to our earnings per share and return on equity.

The above description of the forward sale agreements is only a summary. We will file a copies of the forward sale agreements with the SEC as an exhibit to a current report on Form 8-K that will be incorporated by reference into the registration statement of which this prospectus supplement forms a part. We refer you to that copy of the forward sale agreements for a more complete description of its terms.

Over-Allotment Option

The underwriters have been granted an option to purchase directly from the forward counterparties, who will borrow from third parties and sell to the underwriters, up to an aggregate of 1,485,000 shares of our common stock at the price shown on the cover of this prospectus supplement, to cover over-allotments (representing 15% of the aggregate shares of our common stock offered hereby). The underwriters may exercise this option, in whole or in part, from time to time, until 30 days from the date of this prospectus supplement. Whenever the underwriters exercise this option, each underwriter will be obligated, subject to the conditions contained in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to the number of shares initially purchased by that underwriter as reflected in the above table. If the underwriters exercise their over-allotment option, we will enter into additional forward sale agreements with the forward counterparties in respect of the number of shares so borrowed and sold by the forward counterparties, the settlement of which will occur 15 months after the date of this prospectus supplement. If the forward counterparties determine, in their commercially reasonable judgment, that they are unable to borrow and deliver for sale, on the anticipated closing date of the over-allotment option, the number of shares of our common stock in respect of which the over-allotment option is exercised, or if the forward counterparties determine, in good faith and in a commercially reasonable manner, either that it is impracticable to do so or that they would incur a stock loan cost of more than a specified amount to do so, then the number of shares of our common stock in respect of which the underwriters’ over-allotment option was exercised shall be reduced to such number of shares of our common stock that the forward counterparties are able to borrow and deliver for sale on the anticipated closing date of the over-allotment option, and the number of shares underlying the additional forward sale agreements will be reduced by the same number of shares.

Commissions and Discounts

The underwriters are purchasing the shares of common stock from the forward counterparties at $             per share. The underwriters may offer the shares of common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

The following table summarizes the compensation and estimated expenses we will pay. The information assumes (1) either no exercise or full exercise by the underwriters of the over-allotment option and (2) that the forward sale agreements are physically settled in whole based upon the initial forward sale price. We expect to

receive proceeds of approximately $         million (assuming no exercise of the over-allotment option), net of the underwriting discount, and estimated offering expenses, subject to certain adjustments as described above, only upon physical settlement in whole of the forward sale agreement. Settlement is expected to occur on the date(s) specified by us under the terms of the initial forward sale agreements no later than 12 months after the date of this prospectus supplement and, with respect to any additional forward sale agreement that we may enter into in connection with the exercise of the underwriters’ over-allotment option, settlement is expected to occur 15 months after the date of this prospectus supplement. If we elect to cash or net share settle all or any portion of the forward sale agreements, then we will not receive the full proceeds shown below and we will instead be entitled to receive from, or be obligated to deliver to, the forward counterparty cash (in the case of cash settlement) or shares of our common stock (in the case of net share settlement). In addition, unless the federal funds rate increases substantially before the settlement of the forward sale agreements, we expect to receive less than the initial forward sale price per share upon physical settlement of the forward sale agreements. The forward sale price per share is subject to adjustment based on the federal funds rate less a spread, and will be decreased by certain amounts on specified dates set forth in the forward sale agreements.

	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by us	$	$
Expenses payable by us	$	$

We have agreed that, without the prior written consent of Morgan Stanley and Merrill Lynch, on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus supplement, directly or indirectly, (i) register, offer, issue, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any equity units, purchase contracts or shares of common stock or any securities convertible into or exercisable or exchangeable for equity units, purchase contracts or common stock (collectively, the “Lock-Up Securities”), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, (iii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in Lock-Up Securities within the meaning of Section 16 of the Exchange Act or (iv) file with the Commission a registration statement under the Act relating to securities, or publicly disclose the intention to take any such action, whether any such transaction described in clause (i), (ii) or (iii) above is to be settled by delivery of Lock-Up Securities or such other securities, in cash or otherwise. The foregoing restrictions shall not apply to (a) the issuance by us of shares of common stock to the underwriters in connection with this offering or the forward counterparty under the forward sale agreement, (b) the issuance by us of shares of common stock pursuant to, or the grant of options under our existing stock option, employee benefit or dividend reinvestment plans, or the filing of a registration statement with the Commission relating to the offering of any shares of common stock issued or reserved for issuance under such plans, or (c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the repurchase of common stock, provided that such plan does not provide for repurchases during the restricted period. However, in the event that either (1) during the last 17 days of the restricted period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, then in either case the expiration of the restricted period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Morgan Stanley and Merrill Lynch waives, in writing, such an extension.

Our officers and directors have agreed that they will not, during the period ending 90 days after the date of this prospectus supplement, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or make any public announcement of an intention thereof or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in

(i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or make any public announcement of an intention thereof. The foregoing restrictions shall not apply to transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the public offering. In addition, such officers and directors have agreed that, without the prior written consent of Morgan Stanley and Merrill Lynch, on behalf of the underwriters, they will not, during such period make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. However, in the event that either (1) during the last 17 days of the restricted period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, then in either case the expiration of the restricted period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Morgan Stanley and Merrill Lynch waives, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on the New York Stock Exchange under the symbol “PPL”.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Certain of the underwriters and their respective affiliates have from time to time in the past and may in the future perform various financial advisory, investment banking and other services for us and our affiliates in the ordinary course of business, for which they received and may receive customary fees and expenses. In particular, affiliates of the representative and other underwriters are lenders and/or agents under our credit facilities. Also see “Conflicts of Interest.”

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of shares may be made to the public in that Relevant Member State at any time:

A. to “qualified investors” as defined in the Prospectus Directive, including:

(a)        (in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than A43.0 million and (iii) an annual turnover of more than A50.0 million as shown in its last annual or consolidated accounts; or

(b)        (in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

B. to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor”, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a)        it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b)        it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

This document as well as any other material relating to the common stock which are the subject of the offering contemplated by this prospectus supplement does not constitute an issue prospectus pursuant to Articles 652a and/or 1156 of the Swiss Code of Obligations. The common stock will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The common stock are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the common stock with the intention to distribute them to the public. The investors will be individually approached by the Issuer from time to time. This document as well as any other material relating to the common stock is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the Issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

CONFLICTS OF INTEREST

All of the proceeds of this offering will be initially paid to the forward counterparties. As a result, the forward counterparties will initially receive more than 5% of the net proceeds of this offering, not including underwriting compensation.

In addition, as a result of the relationships described above in “Underwriting” and our intended use of the net proceeds of the sale of any shares issued by us, as described under “Use of Proceeds,” certain of the firms acting as underwriters may receive more than 5% of the net proceeds of the sale of any shares issued by us to the underwriters and/or the forward counterparty.

This offering is being made in compliance with the requirements of Rule 5121 (Public Offerings of Securities with Conflicts of Interest) of the Financial Industry Regulatory Authority, Inc.

EXPERTS

The consolidated financial statements of PPL Corporation appearing in PPL Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2011 including the schedule included therein, and the effectiveness of PPL Corporation’s internal control over financial reporting as of December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference which, as to the year 2010, insofar as it relates to LG&E and KU Energy LLC as of December 31, 2010 and for the period from November 1, 2010 to December 31, 2010, is based in part on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The audited historical financial statements of Central Networks (collectively Central Networks East plc, Central Networks Limited and certain other related assets and liabilities) included in PPL Corporation’s Current Report on Form 8-K dated March 27, 2012 have been incorporated herein by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for PPL Corporation by Simpson Thacher & Bartlett LLP, New York, New York, and Frederick C. Paine, Esq., Senior Counsel of PPL Services Corporation. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York. Simpson Thacher & Bartlett LLP and Sullivan & Cromwell LLP will rely on the opinion of Mr. Paine as to matters involving the law of the Commonwealth of Pennsylvania. As to matters involving the law of the State of New York, Mr. Paine will rely on the opinion of Simpson Thacher & Bartlett LLP.

PROSPECTUS

PPL Corporation

PPL Capital Funding, Inc.

PPL Energy Supply, LLC

PPL Electric Utilities Corporation

Two North Ninth Street

Allentown, Pennsylvania 18101-1179

(610) 774-5151

LG&E and KU Energy LLC

Louisville Gas and Electric Company

220 West Main Street

Louisville, Kentucky 40202

(502) 627-2000

Kentucky Utilities Company

One Quality Street

Lexington, Kentucky 40507

(502) 627-2000

PPL Corporation

Common Stock, Preferred Stock,

Stock Purchase Contracts, Stock Purchase Units and Depositary Shares

PPL Capital Funding, Inc.

Debt Securities and Subordinated Debt Securities

Guaranteed by PPL Corporation as described in a supplement to this prospectus

PPL Energy Supply, LLC

Debt Securities, Subordinated Debt Securities and Preferred Securities

PPL Electric Utilities Corporation

Preferred Stock, Preference Stock, Depositary Shares and Debt Securities

LG&E and KU Energy LLC

Debt Securities

Louisville Gas and Electric Company

Debt Securities

Kentucky Utilities Company

Debt Securities

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

We may offer the securities directly or through underwriters or agents. The applicable prospectus supplement will describe the terms of any particular plan of distribution.

Investing in the securities involves certain risks. See “Risk Factors” on page 4.

PPL Corporation’s common stock is listed on the New York Stock Exchange and trades under the symbol “PPL.”

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 28, 2012.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that PPL Corporation, PPL Capital Funding, Inc. (“PPL Capital Funding”), PPL Energy Supply, LLC (“PPL Energy Supply”), PPL Electric Utilities Corporation (“PPL Electric”), LG&E and KU Energy LLC (“LKE”), Louisville Gas and Electric Company (“LG&E”) and Kentucky Utilities Company (“KU”) have each filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under this shelf process, we may, from time to time, sell combinations of the securities described in this prospectus in one or more offerings. Each time we sell securities, we will provide a prospectus supplement that will contain a description of the securities we will offer and specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

We may use this prospectus to offer from time to time:

•	shares of PPL Corporation Common Stock, par value $.01 per share (“PPL Common Stock”);

•	shares of PPL Corporation Preferred Stock, par value $.01 per share (“PPL Preferred Stock”);

•	contracts or other rights to purchase shares of PPL Common Stock or PPL Preferred Stock (“PPL Stock Purchase Contracts”);

•

stock purchase units, each representing (1) a PPL Stock Purchase Contract and (2) debt securities or preferred trust securities of third parties (such as debt securities or subordinated debt securities of PPL Capital Funding, preferred trust securities of a subsidiary trust or United States Treasury securities) that are pledged to secure the stock purchase unit holders’ obligations to purchase PPL Common Stock or PPL Preferred Stock under the PPL Stock Purchase Contracts (“PPL Stock Purchase Units”);

•	PPL Corporation’s Depositary Shares, issued under a deposit agreement and representing a fractional interest in PPL Preferred Stock;

•	PPL Capital Funding’s unsecured and unsubordinated debt securities (“PPL Capital Funding Debt Securities”);

•	PPL Capital Funding’s unsecured and subordinated debt securities (“PPL Capital Funding Subordinated Debt Securities”);

•	PPL Energy Supply’s unsecured and unsubordinated debt securities;

•	PPL Energy Supply’s unsecured and subordinated debt securities;

•	PPL Energy Supply’s preferred limited liability company membership interests;

•	PPL Electric’s Series Preferred Stock (“PPL Electric Preferred Stock”);

•	PPL Electric’s Preference Stock (“PPL Electric Preference Stock”);

•	PPL Electric’s Depositary Shares, issued under a deposit agreement and representing a fractional interest in PPL Electric Preferred Stock or PPL Electric Preference Stock;

•

PPL Electric’s First Mortgage Bonds issued under PPL Electric’s 2001 indenture, as amended and supplemented (“PPL Electric First Mortgage Bonds”), which will be secured by the lien of the 2001 indenture on PPL Electric’s electric distribution and certain transmission properties (subject to certain exceptions to be described in a prospectus supplement);

•	LKE’s unsecured and unsubordinated debt securities;

•	LG&E’s First Mortgage Bonds issued under LG&E’s 2010 indenture, as amended and supplemented (“LG&E First Mortgage Bonds”), which will be secured by the lien of the 2010 indenture on LG&E’s

Kentucky electric generation, transmission and distribution properties and natural gas distribution properties (subject to certain exceptions to be described in a prospectus supplement); and

•

KU’s First Mortgage Bonds issued under KU’s 2010 indenture, as amended and supplemented (“KU First Mortgage Bonds”), which will be secured by the lien of the 2010 indenture on KU’s Kentucky electric generation, transmission and distribution properties (subject to certain exceptions to be described in a prospectus supplement).

We sometimes refer to the securities listed above collectively as the “Securities.”

PPL Corporation will fully and unconditionally guarantee the payment of principal, premium and interest on the PPL Capital Funding Debt Securities and PPL Capital Funding Subordinated Debt Securities as will be described in supplements to this prospectus. We sometimes refer to PPL Corporation’s guarantees of PPL Capital Funding Debt Securities as “PPL Guarantees” and PPL Corporation’s guarantees of PPL Capital Funding Subordinated Debt Securities as the “PPL Subordinated Guarantees.”

Information contained herein relating to each registrant is filed separately by such registrant on its own behalf. No registrant makes any representation as to information relating to any other registrant or Securities or guarantees issued by any other registrant, except that information relating to PPL Capital Funding’s Securities is also attributed to PPL Corporation.

As used in this prospectus, the terms “we,” “our” and “us” generally refer to:

•	PPL Corporation with respect to Securities, PPL Guarantees or PPL Subordinated Guarantees issued by PPL Corporation or PPL Capital Funding;

•	PPL Energy Supply with respect to Securities issued by PPL Energy Supply;

•	PPL Electric, with respect to Securities issued by PPL Electric;

•	LKE, with respect to Securities issued by LKE;

•	LG&E, with respect to Securities issued by LG&E; and

•	KU, with respect to Securities issued by KU.

For more detailed information about the Securities, the PPL Guarantees and the PPL Subordinated Guarantees, you can read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

RISK FACTORS

Investing in the Securities involves certain risks. You are urged to read and consider the risk factors relating to an investment in the Securities described in the Annual Reports on Form 10-K of PPL Corporation, PPL Energy Supply, PPL Electric, LKE, LG&E and KU, as applicable, for the year ended December 31, 2011, and incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones affecting PPL Corporation, PPL Energy Supply, PPL Electric, LKE, LG&E and KU. The prospectus supplement applicable to each type or series of Securities we offer may contain a discussion of additional risks applicable to an investment in us and the particular type of Securities we are offering under that prospectus supplement.

FORWARD-LOOKING INFORMATION

Certain statements included or incorporated by reference in this prospectus, including statements concerning expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical fact are “forward-looking statements” within the meaning of the federal securities laws. Although we believe that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to be correct. Forward-looking statements are subject to many risks and uncertainties, and actual results may differ materially from the results discussed in forward-looking statements. In addition to the specific factors discussed in the “Risk Factors” section in this prospectus and our reports that are incorporated by reference, the following are among the important factors that could cause actual results to differ materially from the forward-looking statements:

•	fuel supply cost and availability;

•	continuing ability to recover fuel costs and environmental expenditures in a timely manner at LG&E and KU, and natural gas supply costs at LG&E;

•	weather conditions affecting generation, customer energy use and operating costs;

•	operation, availability and operating costs of existing generation facilities;

•	the length of scheduled and unscheduled outages at our generating facilities;

•	transmission and distribution system conditions and operating costs;

•	potential expansion of alternative sources of electricity generation;

•	potential laws or regulations to reduce emissions of “greenhouse” gases or the physical effects of climate change;

•	collective labor bargaining negotiations;

•	the outcome of litigation against us;

•	potential effects of threatened or actual terrorism, war or other hostilities, or natural disasters;

•	our commitments and liabilities;

•	market demand and prices for energy, capacity, transmission services, emission allowances, renewable energy credits and delivered fuel;

•	competition in retail and wholesale power and natural gas markets;

•	liquidity of wholesale power markets;

•	defaults by counterparties under energy, fuel or other power product contracts;

•	market prices of commodity inputs for ongoing capital expenditures;

•	capital market conditions, including the availability of capital or credit, changes in interest rates and certain economic indices, and decisions regarding capital structure;

•	stock price performance of PPL Corporation;

•

volatility in the fair value of debt and equity securities and its impact on the value of assets in PPL Susquehanna’s nuclear plant decommissioning trust funds and in defined benefit plans, and the potential cash funding requirements if fair value declines;

•	interest rates and their effect on pension, retiree medical, and nuclear decommissioning liabilities, and interest payable on certain debt securities;

•	volatility in or the impact of other changes in financial or commodity markets and economic conditions;

•	profitability and liquidity, including access to capital markets and credit facilities;

•	new accounting requirements or new interpretations or applications of existing requirements;

•	changes in securities and credit ratings;

•	foreign currency exchange rates;

•

current and future environmental conditions, regulations and other requirements and the related costs of compliance, including environmental capital expenditures, emission allowance costs and other expenses;

•	legal, regulatory, political, market or other reactions to the 2011 incident at the nuclear generating facility at Fukushima, Japan, including additional Nuclear Regulatory Commission requirements;

•	political, regulatory or economic conditions in states, regions or countries where we conduct business;

•	receipt of necessary governmental permits, approvals and rate relief;

•	new state, federal or foreign legislation, including new tax, environmental, healthcare or pension-related legislation;

•	state, federal and foreign regulatory developments;

•	the outcome of any rate cases by our regulated utilities;

•	the impact of any state, federal or foreign investigations applicable to us and the energy industry;

•	the effect of any business or industry restructuring;

•	development of new projects, markets and technologies;

•	performance of new ventures; and

•	business dispositions or acquisitions and our ability to successfully operate such acquired businesses and realize expected benefits from business acquisitions.

Any such forward-looking statements should be considered in light of such important factors and in conjunction with other documents we file with the SEC.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update the information contained in such statement to reflect subsequent developments or information.

PPL CORPORATION

PPL Corporation, incorporated in 1994 and headquartered in Allentown, Pennsylvania, is an energy and utility holding company. Through its subsidiaries, PPL Corporation generates electricity from power plants in the northeastern, northwestern and southeastern United States; markets wholesale or retail energy primarily in the northeastern and northwestern portions of the United States; and delivers electricity to customers in Pennsylvania, Kentucky, Virginia, Tennessee and the United Kingdom, and natural gas to customers in Kentucky.

PPL Corporation’s principal subsidiaries are shown below:

PPL Corporation conducts its operations through the following segments:

Supply

PPL Corporation, through its indirect, wholly owned subsidiaries, PPL Generation, LLC (“PPL Generation”) and PPL EnergyPlus, LLC (“PPL EnergyPlus”) owns and operates electricity generating power plants, markets and trades this electricity and other purchased power to competitive wholesale and retail markets and acquires and develops competitive domestic generation projects. Both of these subsidiaries are direct, wholly owned subsidiaries of PPL Energy Supply. See “PPL Energy Supply, LLC” below for more information.

Pennsylvania Regulated

PPL Corporation’s Pennsylvania Regulated segment includes the regulated electric delivery operations of PPL Electric. As of December 31, 2011, PPL Electric delivered electricity to approximately 1.4 million customers in eastern and central Pennsylvania. See “PPL Electric Utilities Corporation” below for more information.

Kentucky Regulated

The Kentucky Regulated segment consists of the operations of LKE, which owns and operates regulated public utilities engaged in the generation, transmission, distribution and sale of electricity and the distribution and sale of natural gas, representing primarily the activities of LG&E and KU. As of December 31, 2011, LG&E provided electric service to approximately 394,000 customers and provided natural gas service to approximately 319,000 customers in Kentucky, and KU delivered electricity to approximately 541,000 customers in Kentucky and Virginia. See “Louisville Gas and Electric Company” and “Kentucky Utilities Company,” respectively, for more information.

International Regulated

The International Regulated segment consists primarily of electric distribution operations in the United Kingdom. Through its subsidiaries, as of December 31, 2011, PPL Global delivered electricity to approximately 7.8 million end-users in the United Kingdom. PPL Global is a wholly owned, indirect subsidiary of PPL Corporation.

PPL Corporation’s subsidiaries, including PPL Energy Supply, PPL Electric, LKE, LG&E and KU, are separate legal entities and are not liable for the debts of PPL Corporation, and PPL Corporation is not liable for the debts of its subsidiaries (other than under the PPL Guarantees of PPL Capital Funding Debt Securities and PPL Subordinated Guarantees of PPL Capital Funding Subordinated Debt Securities). None of PPL Energy Supply, PPL Electric, LKE, LG&E or KU will guarantee or provide other credit or funding support for the Securities to be offered by PPL Corporation pursuant to this prospectus.

PPL CAPITAL FUNDING, INC.

PPL Capital Funding is a Delaware corporation and a wholly owned subsidiary of PPL Corporation. PPL Capital Funding’s primary business is to provide PPL Corporation with financing for its operations. PPL Corporation will fully and unconditionally guarantee the payment of principal, premium and interest on the PPL Capital Funding Debt Securities pursuant to the PPL Guarantees and the PPL Capital Funding Subordinated Debt Securities pursuant to the PPL Subordinated Guarantees, as will be described in supplements to this prospectus.

PPL ENERGY SUPPLY, LLC

PPL Energy Supply, formed in 2000 and headquartered in Allentown, Pennsylvania, is an energy company engaged through its subsidiaries in the generation and marketing of electricity, primarily in the northeastern and northwestern power markets of the United States. PPL Energy Supply’s major operating subsidiaries are PPL Generation and PPL EnergyPlus. PPL Energy Supply is an indirect wholly owned subsidiary of PPL Corporation. See “PPL Corporation” above for more information.

PPL Generation and PPL EnergyPlus

At December 31, 2011, PPL Energy Supply owned or controlled, through its subsidiaries, 10,508 MW of electric power generation capacity and was implementing capital projects at certain of its existing generation facilities in Pennsylvania and Montana to provide 191 MW of additional generating capacity by the end of 2013. Generating capacity controlled by PPL Generation and other PPL Energy Supply subsidiaries includes power obtained through PPL EnergyPlus’ tolling or power purchase agreements.

PPL Generation owns and operates a portfolio of competitive domestic power generating assets. Its power plants are located in Pennsylvania and Montana and are fueled by coal, uranium, natural gas, oil and water. The electricity from these plants is sold to PPL EnergyPlus under FERC-jurisdictional power purchase agreements.

PPL EnergyPlus sells electricity produced by PPL Generation subsidiaries, participates in wholesale market load-following auctions, and markets various energy products and commodities such as: capacity, transmission, financial transmission rights, coal, natural gas, oil, uranium, emission allowances, renewable energy credits and other commodities in competitive wholesale and competitive retail markets, primarily in the northeastern and northwestern United States.

PPL EnergyPlus also provides energy-related products and services, such as engineering and mechanical contracting, construction and maintenance services, to commercial and industrial customers.

Neither PPL Corporation nor any of its subsidiaries or affiliates will guarantee or provide other credit or funding support for the Securities to be offered by PPL Energy Supply pursuant to this prospectus.

PPL ELECTRIC UTILITIES CORPORATION

PPL Electric, incorporated in 1920 and headquartered in Allentown, Pennsylvania, is a direct subsidiary of PPL Corporation and a regulated public utility. As of December 31, 2011, PPL Electric delivered electricity to approximately 1.4 million customers in eastern and central Pennsylvania. PPL Electric also provides electricity supply as a “provider of last resort,” or “PLR,” to retail customers in that territory that do not choose an alternative electricity provider.

Neither PPL Corporation nor any of its subsidiaries or affiliates will guarantee or provide other credit or funding support for the Securities to be offered by PPL Electric pursuant to this prospectus.

LG&E AND KU ENERGY LLC

LKE, a holding company formed in 2003, is a wholly owned subsidiary of PPL Corporation. LKE’s regulated utility operations are conducted through its subsidiaries, LG&E and KU, which constitute substantially all of LKE’s assets. LG&E and KU are regulated public utilities engaged in the generation, transmission, distribution and sale of electric energy. LG&E also engages in the distribution and sale of natural gas. LG&E and KU maintain their separate identities and serve customers in Kentucky under their respective names. KU also serves customers in Virginia under the Old Dominion Power name and customers in Tennessee under the KU name.

See “Louisville Gas and Electric Company” and “Kentucky Utilities Company” below for additional information about LG&E and KU.

Neither PPL Corporation nor any of its subsidiaries or affiliates will guarantee or provide other credit or funding support for the Securities to be offered by LKE pursuant to this prospectus.

LOUISVILLE GAS AND ELECTRIC COMPANY

LG&E, headquartered in Louisville, Kentucky and incorporated in Kentucky in 1913, is a regulated utility engaged in the generation, transmission, distribution and sale of electricity and the distribution and sale of natural gas in Kentucky. At December 31, 2011, LG&E owned or controlled 3,352 MW of electric power generation capacity. Subject to certain regulatory approvals, LG&E is planning capital projects at certain of its existing generation facilities to provide 483 MW of additional generating capacity by 2016. LG&E also anticipates retiring 563 MW of generating capacity by the end of 2015 to meet certain environmental regulations. As of December 31, 2011, LG&E provided electric service to approximately 394,000 customers in Louisville and adjacent areas in Kentucky, covering approximately 700 square miles in nine counties. As of December 31, 2011, LG&E provided natural gas service to approximately 319,000 customers in its electric service area and seven additional counties in Kentucky.

Neither PPL Corporation nor any of its subsidiaries or affiliates will guarantee or provide other credit or funding support for the Securities to be offered by LG&E pursuant to this prospectus.

KENTUCKY UTILITIES COMPANY

KU, headquartered in Lexington, Kentucky and incorporated in Kentucky in 1912 and Virginia in 1991, is a regulated utility engaged in the generation, transmission, distribution and sale of electricity in Kentucky, Virginia and Tennessee. At December 31, 2011, KU owned or controlled 4,833 MW of electric power generation capacity. Subject to certain regulatory approvals, KU is planning capital projects at certain of its existing generation facilities to provide 652 MW of additional generating capacity by 2016. KU also anticipates retiring

234 MW of generating capacity by the end of 2015 to meet certain environmental regulations. As of December 31, 2011, KU provided electric service to approximately 512,000 customers in 77 counties in central, southeastern and western Kentucky and approximately 29,000 customers in five counties in southwestern Virginia. As of December 31, 2011, KU’s service area covered approximately 4,800 non-contiguous square miles. KU also sells wholesale electric energy to 12 municipalities in Kentucky. In Virginia, KU operates under the name Old Dominion Power Company.

Neither PPL Corporation nor any of its subsidiaries or affiliates will guarantee or provide other credit or funding support for the Securities to be offered by KU pursuant to this prospectus.

The offices of PPL Corporation, PPL Capital Funding, PPL Energy Supply and PPL Electric are located at Two North Ninth Street, Allentown, Pennsylvania 18101-1179 (Telephone number (610) 774-5151).

The offices of LKE and LG&E are located at 220 West Main Street, Louisville, Kentucky 40202 (Telephone number (502) 627-2000).

The offices of Kentucky Utilities Company are located at One Quality Street, Lexington, Kentucky 40507 (Telephone number (502) 627-2000).

The information above concerning PPL Corporation, PPL Capital Funding, PPL Energy Supply, PPL Electric, LKE, LG&E and KU and, if applicable, their respective subsidiaries is only a summary and does not purport to be comprehensive. For additional information about these companies, including certain assumptions, risks and uncertainties involved in the forward-looking statements contained or incorporated by reference in this prospectus, you should refer to the information described in “Where You Can Find More Information.”

USE OF PROCEEDS

Except as otherwise described in a prospectus supplement, the net proceeds from the sale of the PPL Capital Funding Debt Securities and the PPL Capital Funding Subordinated Debt Securities will be loaned to PPL Corporation and/or its subsidiaries, and PPL Corporation and/or its subsidiaries are expected to use the proceeds of such loans, and the proceeds of the other Securities issued by PPL Corporation, for general corporate purposes, including repayment of debt. Except as otherwise described in a prospectus supplement, each of PPL Energy Supply, PPL Electric, LKE, LG&E and KU is expected to use the proceeds of the Securities it issues for general corporate purposes, including repayment of debt, and for capital expenditures related to construction costs.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

PPL Corporation

The following table sets forth PPL Corporation’s ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

	Twelve Months Ended December 31,
	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends (a)	3.1	2.7	1.9	3.1	2.8

(a)	See PPL Corporation’s reports on file with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as described under “Where You Can Find More Information” for more information. PPL Corporation had no preferred securities outstanding during the periods indicated; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

PPL Energy Supply

The following table sets forth PPL Energy Supply’s ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred securities dividends for the periods indicated:

	Twelve Months Ended December 31,
	2011	2010	2009		2008	2007
Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred securities dividends (a)	5.5	2.7	0.6	(b)	2.2	2.3

(a)	See PPL Energy Supply’s reports on file with the SEC pursuant to the Exchange Act as described under “Where You Can Find More Information” for more information. PPL Energy Supply had no preferred securities outstanding during the periods indicated; therefore, the ratio of earnings to combined fixed charges and preferred securities dividends is the same as the ratio of earnings to fixed charges.
(b)	Upon reflecting the reclassification of PPL Global’s operating results as Discontinued Operations, earnings were less than fixed charges for this period. See PPL Energy Supply’s reports on file with the SEC pursuant to the Exchange Act for additional information. The total amount of fixed charges for this period was approximately $364 million and the total amount of earnings was approximately $206 million. The amount of the deficiency, or the amount of fixed charges in excess of earnings, was approximately $158 million.

PPL Electric

The following table sets forth PPL Electric’s ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

	Twelve Months Ended December 31,
	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges (a)	3.4	2.9	2.8	3.4	2.7
Ratio of earnings to combined fixed charges and preferred stock dividends (a)	2.9	2.4	2.3	2.8	2.3

(a)	See PPL Electric’s reports on file with the SEC pursuant to the Exchange Act as described under “Where You Can Find More Information” for more information.

LKE

The following table sets forth LKE’s ratio of earnings to fixed charges and ratio of earnings to combined fixed charges for the periods indicated. The following table includes the periods before and after PPL Corporation’s acquisition of LKE on November 1, 2010, and is labeled as Predecessor or Successor.

	Successor		Predecessor
	12 Months Ended Dec. 31, 2011	2 Months Ended Dec. 31, 2010	10 Months Ended Oct. 31, 2010	Twelve Months Ended Dec. 31
				2009	2008	2007
Ratio of earnings to fixed charges (a)	3.7	3.9	2.7	2.3	2.5	2.9

(a)	See LKE’s reports on file with the SEC pursuant to the Exchange Act as described under “Where You Can Find More Information” for more information.

LG&E

The following table sets forth LG&E’s ratio of earnings to fixed charges and ratio of earnings to combined fixed charges for the periods indicated. The following table includes the periods before and after PPL Corporation’s acquisition of LKE, LG&E’s parent, on November 1, 2010, and is labeled as Predecessor or Successor.

	Successor		Predecessor
	12 Months Ended Dec. 31, 2011	2 Months Ended Dec. 31, 2010	10 Months Ended Oct. 31, 2010	Twelve Months Ended Dec. 31
				2009	2008	2007
Ratio of earnings to fixed charges (a)	5.2	4.8	4.7	3.7	3.8	4.4

(a)	See LG&E’s reports on file with the SEC pursuant to the Exchange Act as described under “Where You Can Find More Information” for more information.

KU

The following table sets forth KU’s ratio of earnings to fixed charges and ratio of earnings to combined fixed charges for the periods indicated. The following table includes the periods before and after PPL Corporation’s acquisition of LKE, KU’s parent, on November 1, 2010, and is labeled as Predecessor or Successor.

	Successor		Predecessor
	12 Months Ended Dec. 31, 2011	2 Months Ended Dec. 31, 2010	10 Months Ended Oct. 31, 2010	Twelve Months Ended Dec. 31
				2009	2008	2007
Ratio of earnings to fixed charges (a)	4.8	6.0	4.0	3.7	3.9	5.1

(a)	See KU’s reports on file with the SEC pursuant to the Exchange Act as described under “Where You Can Find More Information” for more information.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

PPL Corporation, PPL Energy Supply, PPL Electric, LKE, LG&E and KU each file reports and other information with the SEC. You may obtain copies of this information by mail from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

PPL Corporation’s Internet Web site is www.pplweb.com. On the Investor Center page of that Web site PPL Corporation provides access to all SEC filings of PPL Corporation, PPL Energy Supply, PPL Electric, LKE, LG&E and KU free of charge, as soon as reasonably practicable after filing with the SEC. The information at PPL Corporation’s Internet Web site is not incorporated in this prospectus by reference, and you should not consider it a part of this prospectus. Additionally, PPL Corporation’s, PPL Energy Supply’s, PPL Electric’s, LKE’s, LG&E’s and KU’s filings are available at the SEC’s Internet Web site (www.sec.gov).

In addition, reports, proxy statements and other information concerning PPL Corporation, PPL Energy Supply and PPL Electric can be inspected at their offices at Two North Ninth Street, Allentown, Pennsylvania 18101-1179; reports and other information concerning LKE and LG&E can be inspected at their offices at 220 West Main Street, Louisville, Kentucky 40202, and reports and other information concerning KU can be inspected at its office at One Quality Street, Lexington, Kentucky 40507.

Incorporation by Reference

Each of PPL Corporation, PPL Energy Supply, PPL Electric, LKE, LG&E and KU will “incorporate by reference” information into this prospectus by disclosing important information to you by referring you to another document that it files separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about the registrants.

PPL Corporation

SEC Filings (File No. 1-11459)	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2011

PPL Corporation’s 2011 Notice of Annual Meeting and Proxy Statement	Filed on April 6, 2011

Current Reports on Form 8-K	Filed on January 18, 2012, January 31, 2012, February 1, 2012, February 27, 2012, February 29, 2012, March 27, 2012 and March 28, 2012

PPL Corporation’s Registration Statement on Form 8-B	Filed on April 27, 1995

PPL Energy Supply

SEC Filings (File No. 1-32944)	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2011

Current Reports on Form 8-K	Filed on February 27, 2012 and February 29, 2012

PPL Electric

SEC Filings (File No. 1-905)	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2011

Current Reports on Form 8-K	Filed on February 29, 2012

LKE

SEC Filings (File No. 333-173665)	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2011

LG&E

SEC Filings (File No. 1-2893)	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2011

KU

SEC Filings (File No. 1-3464)	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2011

Additional documents that PPL Corporation, PPL Energy Supply, PPL Electric, LKE, LG&E and KU file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this prospectus and the termination of the offering of the Securities are also incorporated herein by reference. In addition, any additional documents that PPL Corporation, PPL Energy Supply, PPL Electric, LKE, LG&E or KU file with the SEC pursuant to these sections of the Exchange Act after the date of the filing of the registration statement containing this prospectus, and prior to the effectiveness of the registration statement are also incorporated herein by reference. Unless specifically stated to the contrary, none of the information that PPL Corporation, PPL Energy Supply, PPL Electric, LKE, LG&E or KU files or discloses under Items 2.02 or 7.01 of any Current Report on Form 8-K that have been furnished or may from time to time be furnished with the SEC is or will be incorporated by reference into, or otherwise included in, this prospectus.

Each of PPL Corporation, PPL Energy Supply, PPL Electric, LKE, LG&E and KU will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, a copy of any and all of its filings with the SEC. You may request a copy of these filings by writing or telephoning the appropriate registrant at:

For PPL Corporation, PPL Energy Supply and PPL Electric:

Two North Ninth Street

Allentown, Pennsylvania 18101-1179

Attention: Treasurer

Telephone: 1-800-345-3085

For LKE and LG&E:

220 West Main Street

Louisville, Kentucky 40202

Attention: Treasurer

Telephone: 1-800-345-3085

For KU:

One Quality Street

Lexington, Kentucky 40507

Attention: Treasurer

Telephone: 1-800-345-3085

No separate financial statements of PPL Capital Funding are included herein or incorporated herein by reference. PPL Corporation and PPL Capital Funding do not consider those financial statements to be material to holders of the PPL Capital Funding Debt Securities or PPL Capital Funding Subordinated Debt Securities because (1) PPL Capital Funding is a wholly owned subsidiary that was formed for the primary purpose of providing financing for PPL Corporation and its subsidiaries, (2) PPL Capital Funding does not currently engage in any independent operations and (3) PPL Capital Funding does not currently plan to engage, in the future, in more than minimal independent operations. See “PPL Capital Funding.” PPL Capital Funding has received a “no action” letter from the Staff of the SEC stating that the Staff would not raise any objection if PPL Capital Funding does not file periodic reports under Sections 13 and 15(d) of the Exchange Act. Accordingly, PPL Corporation and PPL Capital Funding do not expect PPL Capital Funding to file those reports.

EXPERTS

The consolidated financial statements of PPL Corporation, PPL Energy Supply, LLC and PPL Electric Utilities Corporation appearing in such companies’ Annual Reports (Form 10-K) for the year ended December 31, 2011 including schedules appearing therein, and the effectiveness of PPL Corporation’s internal control over financial reporting as of December 31, 2011, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon included therein, and incorporated herein by reference which, as to the year 2010, are based in part on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited historical financial statements of Central Networks (collectively Central Networks East plc, Central Networks Limited and certain other related assets and liabilities) included in PPL Corporation’s Current Report on Form 8-K dated March 27, 2012 have been incorporated herein by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of LG&E and KU Energy LLC and the financial statements of Louisville Gas and Electric Company and Kentucky Utilities Company appearing in such companies’ Annual Reports (Form 10-K) for the year ended December 31, 2011 including schedules appearing therein have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements of LG&E and KU Energy LLC and the financial statements of Louisville Gas and Electric Company and Kentucky Utilities Company as of December 31, 2010 and for the periods from January 1, 2010 to October 31, 2010, and November 1, 2010 to December 1, 2010, and for the year ended December 31, 2009 incorporated herein by reference have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

VALIDITY OF THE SECURITIES AND THE PPL GUARANTEES

Dewey & LeBoeuf LLP, New York, New York or Simpson Thacher & Bartlett LLP, New York, New York and Frederick C. Paine, Esq., Senior Counsel of PPL Services Corporation will pass upon the validity of the Securities, the PPL Guarantees and the PPL Subordinated Guarantees for PPL Corporation, PPL Capital Funding, PPL Energy Supply and PPL Electric. Dewey & LeBoeuf LLP and John P. Fendig, Esq. of LG&E and KU Energy LLC will pass upon the validity of any LKE, LG&E and KU Securities for those issuers. Sullivan & Cromwell LLP, New York, New York or Davis Polk & Wardwell LLP, New York, New York will pass upon the validity of the Securities, the PPL Guarantees and the PPL Subordinated Guarantees for any underwriters or agents. Dewey & LeBoeuf LLP, Simpson Thacher & Bartlett LLP, Sullivan & Cromwell LLP and Davis Polk & Wardwell LLP will rely on the opinion of Mr. Paine as to matters involving the law of the Commonwealth of Pennsylvania and on the opinion of Mr. Fendig as to matters involving the laws of the Commonwealths of Kentucky and Virginia and the State of Tennessee.